

June 16, 2010

Via U.S. Mail and Facsimile 419.247.2826

Mr. Scott A. Estes
Executive Vice President and Chief Financial Officer
Health Care REIT, Inc.
One SeaGate, Suite 1500
Toledo, OH 43604

> **Re: Health Care REIT, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-8923**

Dear Mr. Estes:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief